CUSIP No. 141597 10 4                                         Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                    CardioDynamics International Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   141597 10 4
 ------------------------------------------------------------------------------
                                (CUSIP Number)

Kathleen K. Schoemaker                   John C. MacMurray, Esq.
Domain Associates, L.L.C.                Reboul, MacMurray, Hewitt,
One Palmer Square                        Maynard & Kristol
Princeton, New Jersey 08452              45 Rockefeller Plaza
Tel. (609) 683-5656                      New York, New York  10111
                                         Tel. (212) 841-5700
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 2001
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 141597 10 4                                         Page 2 of 5 Pages




1)   Name of Reporting Person                    Domain Partners IV, L.P.
     I.R.S. Identification
     No. of Above Person
     (If an Entity)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                                     (a) [x]
     if a Member of a Group                                        (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                      Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                       Delaware
-------------------------------------------------------------------------------
Number of                              7)  Sole Voting  3,164,664 shares of
Shares Beneficially                        Power           Common Stock
Owned by Each
Reporting Person
With
                                       ----------------------------------------
                                       8)   Shared Voting
                                             Power                 -0-
                                       ----------------------------------------
                                       9)   Sole Disposi-  3,164,664 shares of
                                            tive Power     Common Stock
                                       ----------------------------------------
                                       10)  Shared Dis-
                                            positive Power         -0-
                                       ----------------------------------------
11)  Aggregate Amount Beneficially                   3,164,664 shares of
     Owned by Each Reporting Person                  Common Stock
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                                6.9%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                      PN

CUSIP No. 141597 10 4                                         Page 3 of 5 Pages


1)   Name of Reporting Person                    DP IV Associates, L.P.
     I.R.S. Identification
     No. of Above Person
     (If an Entity)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                                     (a) [x]
     if a Member of a Group                                        (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                                      Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware
-------------------------------------------------------------------------------
Number of                              7)   Sole Voting  75,836 shares of
Shares Beneficially                         Power           Common Stock
Owned by Each
Reporting Person
With
                                       ----------------------------------------
                                       8)   Shared Voting
                                            Power                  -0-
                                       ----------------------------------------
                                       9)   Sole Disposi-  75,836 shares of
                                            tive Power      Common Stock
                                       ----------------------------------------
                                       10)  Shared Dis-
                                            positive Power         -0-
                                       ----------------------------------------
11)  Aggregate Amount Beneficially                        75,836 shares of
     Owned by Each Reporting Person                         Common Stock
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                                0.2%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                        PN

CUSIP No. 141597 10 4                                         Page 4 of 5 Pages


                         Amendment No. 1 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 16, 1999 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          Item 5 is hereby amended and restated to read in its entirety as follows:

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following information is based on a total of 45,554,127 shares of Common Stock outstanding as of July 10, 2001, as reported in the Issuer's Report on Form 10-Q for the period ended May 31, 2001 filed with the Securities and Exchange Commission (the "Commission") on July 13, 2001.

          (a)

          DP IV
          -----

          DP IV owns 3,164,664 shares of Common Stock, or approximately 6.9% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

          DP IV A
          -------

          DP IV A owns 75,836 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          (b) The managing members of OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP IV and DP IV A. Each of the managing members of OPSA IV disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV, in the Common Stock owned by DP IV and/or DP IV A.

          (c) On dates between July 23, 2001 and September 18, 2001, DP IV sold an aggregate 830,890 shares of Common Stock in open market transactions, at an average price of $5.44 per share. On dates between July 23, 2001 and September 18, 2001, DP IV A sold an aggregate 19,910 shares of Common Stock in open market transactions, at an average price of $5.44 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP IV or DP IV A.

          (e) Not applicable.

CUSIP No. 141597 10 4                                         Page 5 of 5 Pages



                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2001


                                       DOMAIN PARTNERS IV, L.P.
                                       By:  One Palmer Square Associates
                                       IV L.L.C., General Partner

                                       By /s/ Kathleen K. Schoemaker
                                         ------------------------------
                                                   Managing Member


                                       DP IV ASSOCIATES, L.P.
                                       By:  One Palmer Square Associates
                                       IV L.L.C., General Partner

                                       By /s/ Kathleen K. Schoemaker
                                         -----------------------------
                                                   Managing Member